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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0-19509

(Check One):    [X] Form 10-K and Form 10-KSB          [_] Form 20-F
                [_] Form 11-K    [_] Form 10-Q and Form 10-QSB    [_] Form N-SAR

For Period Ended: December 31, 2002
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        ------------------------

                        PART I - REGISTRANT INFORMATION

                             Equus II Incorporated
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                            Full Name of Registrant

                                      N/A
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                           Former Name if Applicable

                         2929 Allen Parkway, Suite 2500
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           Address of Principal Executive Office (Street and Number)

                              Houston, Texas 77019
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                            City, State and Zip Code

                       PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
[X] | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will
    |      be filed on or before the fifteenth calendar day following the
    |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                         (Attach Extra Sheets if Needed)

     The registrant has periodically borrowed funds under a line of credit promissory note to make qualifying investments in order to maintain its tax status as a regulated investment company, which is determined at the end of each quarter. The registrant's existing line of credit promissory note expired on January 1, 2003. The registrant has been seeking alternative arrangements to replace the prior credit facility. Such arrangements and the required borrowing are expected to be in place by the end of the day, March 31, 2003. The existence or absence of this credit facility is a material item in the registrant's financial statements at December 31, 2002. The registrant does not believe that documentation of the financing facility and related borrowing will be completed in time to enable the registrant to file its Form 10-K by the Edgar filing cutoff on March 31, 2003.

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

             Nolan Lehmann               (713)                 529-0900
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               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes  [_] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [_] No

                             EQUUS II INCORPORATED
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 31, 2003                   By  /s/ Nolan Lehmann
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                                                Nolan Lehmann, President

                                   ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).